November 12, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:	Mr. J. Nolan McWilliams, Attorney-Advisor
Ms. Ada D. Sarmento

Re:	Covenant Transportation Group, Inc.
Registration Statement on Form S-3 (File No. 333-198975)

Ladies and Gentlemen:

Covenant Transportation Group, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) at 3:00 P.M., Eastern Standard Time, on Thursday, November 13, 2014, or as soon thereafter as is practicable.

The Company represents and acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call our counsel, Heidi Hornung-Scherr, at (402) 435-3223, of Scudder Law Firm, P.C., L.L.O. to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Covenant Transportation Group, Inc.

By:	/s/ Richard B. Cribbs
Richard B. Cribbs
Senior Vice President and Chief Financial Officer

c:    Ms. Ada D. Sarmento, SEC Division of Corporation Finance